

September 23, 2013

<u>Via E-mail</u>
Peter Adderton
Chief Executive Officer
Mandalay Digital Group, Inc.
2811 Cahuenga Blvd. West
Los Angeles, CA 90068

> **Re: Mandalay Digital Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 30, 2013**
> **File No. 333-190943**

Dear Mr. Adderton:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. In the first paragraph on the cover page you refer to the shares of common stock being offered for resale, but you do not indicate that any shares underlie warrants and will be sold by the selling shareholders following the exercise of the warrants. Footnotes 4 and 5 to the selling stockholder table on pages 13 and 14, as well as the legal opinion filed as Exhibit 5.1, state that you are registering for resale shares issuable pursuant to warrant exercises. Please expand the cover page disclosure to address the shares issuable upon the exercise of warrants, or otherwise revise your filing as appropriate. In addition, please tell us whether the warrants relating to shares being registered were outstanding as of the initial filing of the registration statement.

Selling Stockholders, page 13

2.   Please disclose the person or persons who have sole or shared voting and/or investment power over the securities owned by each legal entity. See Item 507 of Regulation S-K and, for guidance, refer to Questions 140.01 and 140.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

3.   Footnote 5 to the table states that selling shareholder Merriman Capital, Inc. is a registered broker dealer and notes further that "Merriman was not involved with the previous sale of shares being registered on behalf of any selling stockholders hereunder." Please tell us whether Merriman received its shares as compensation for underwriting activities in connection with other offerings by the company. If not, Merriman must be identified as an underwriter in the prospectus. Please revise accordingly.

4.   Please expand the filing to describe the material transactions and relationships between the company and each of the selling shareholders during the past three years. See Item 507 of Regulation S-K. The transactions whereby the shares to be resold were issued and the warrants relating to shares to be resold were issued should be described in materially complete terms. Please revise to disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions, and the number of shares or warrants received by them.

Documents Incorporated by Reference, page 18

5.   Please revise this section to incorporate by reference the Form 8-K you filed on September 17, 2013. See Item 12(a) of Form S-3. Please also consider including a statement to the effect that all Exchange Act filings required to be incorporated by reference that you file after "the date of the registration statement and prior to effectiveness of the registration statement" shall be deemed to be incorporated by reference into the prospectus. For guidance, refer to Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

Part II

Item 17. Undertakings

6.   Please revise this section to provide only those undertakings that are applicable to your offering. In this regard, we note that you have included the undertakings set forth in paragraphs (a)(5)(i), (a)(6) and (i) of Item 512 of Regulation S-K, each of which appear inapplicable to this offering. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3462 with any questions. If you thereafter need assistance, you may contact Assistant Director Barbara C. Jacobs at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
     Ben D. Orlanski, Esq., Manatt, Phelps & Phillips, LLP